CONTACT:
                                            John G. Nesbett
                                            Lippert/Heilshorn & Associates, Inc.
                                            212-838-3777, ext. 6631
                                            e-mail: JGN@LHAI.COM



                            DESWELL INDUSTRIES, INC.
               ANNOUNCES 54% INCREASE IN SECOND QUARTER REVENUES,
                        47% INCREASE IN OPERATING INCOME,
                           AND EPS OF $0.75 PER SHARE

            - COMPANY ANNOUNCES INTERIM DIVIDEND OF $0.33 PER SHARE -


HONG KONG (November 6, 2000) - Deswell Industries, Inc. (Nasdaq Symbol: DSWL) today announced results for the second quarter and six months ended September 30, 2000.

Net sales for the quarter were $24.8 million, an increase of 54.0% compared to sales of $16.1 million in the second quarter ended September 30, 1999. Operating income increased 47.0% to $5.07 million, compared to $3.45 million in the previous year, and net income increased 20.2% to $4.01 million, compared to $3.34 million in the previous year. Basic earnings per share and diluted earnings per share increased to $0.75 and $0.74 respectively (based on 5,349,000 and 5,413,000 weighted average shares outstanding, respectively), compared to $0.61 and $0.61 respectively (based on 5,476,000 and 5,481,000 weighted average shares outstanding, respectively), in the second quarter ended September 30, 1999.

Net sales for the six months ended September 30, 2000 were $42.6 million, an increase of 51.1% compared to sales of $28.2 million for the corresponding period in 1999. Operating income increased 46.8% to $7.9 million, compared to $5.4 million in the previous year, and net income increased 24.2% to $6.8 million, compared to $5.5 million in the previous year. Basic earnings per share and diluted earnings per share increased to $1.27 and $1.26 respectively, (based on 5,348,000 and 5,379,000 weighted average shares outstanding, respectively), compared to $1.00 and $0.99 (based on 5,476,000 and 5,477,00 weighted average shares outstanding, respectively), for the six months ended September 30, 1999.

The Company reported a continued strong financial position with a book value per share of $10.63 and cash per share of $4.78. The Company has no short tem or long term debt.

Mr. Richard Lau, chief executive officer, said, "We are extremely pleased with our strong revenue and earnings per share growth for the quarter. With improved year-over-year performance across all subsidiaries, Jetcrown, our plastics division, increased revenue by 33 percent and our electronics and metallics divisions collectively increased revenue by 95 percent. These results are mainly attributed to expanded business with our existing and new strong customer base and a stable increase in orders from our electronics customers. The capacity expansion underway at our plastics division, Jetcrown, is beginning to show returns and is reflected in our sales increase."

Mr. Lau concluded, "Deswell is also pleased to announce that its second phase investment in the Dongguan plastics facility will commence operation by December 2000. The second phase of our expansion will increase capacity of our tooling division by over 60 percent."


INTERIM DIVIDEND
----------------
The Company also announced that on November 4, 2000, its board of directors declared an interim cash dividend of $0.33 per share (2000 interim dividend $0.33 per share). The dividend will be payable on December 7, 2000 to shareholders of record as of November 22, 2000.


Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT"), and pin-through hole ("PHT") interconnection technologies; and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial (H.K.) Limited, Epson Precision (H.K.) Ltd., Namtai Electronics (Shenzhen) Co. Ltd., Inter-Tel Incorporated, Vtech Communications Ltd., and Shakespeare (H.K.) Limited.

To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com
        ---------------




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







DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPRATIONS (UNAUDITED)
(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATE)





                                                   Quarter ended         Six months ended
                                                   September 30,           September 30
                                              ---------------------------------------------
                                                2000         1999       2000         1999
                                                ----         ----       ----         ----
                                                   (Unaudited)             (Unaudited)
Net sales                                      $ 24,809    $ 16,110   $ 42,595    $ 28,191
Cost of sales                                    15,654       9,383     27,185      16,872
                                               --------    --------   --------    --------
Gross profit                                      9,155       6,727     15,410      11,319
Selling, general and administrative expenses      4,084       3,277      7,519       5,944
                                               --------    --------   --------    --------
Operating income                                  5,071       3,450      7,891       5,375
Interest expense                                     (5)       --           (5)       --
Other income, net                                   (55)        310        174         645
                                               --------    --------   --------    --------
Income before income taxes                        5,011       3,760      8,060       6,020
Income taxes                                        259         172        463         359
                                               --------    --------   --------    --------
Income before minority interests                  4,752       3,588      7,597       5,661
Minority interests                                  741         252        829         212
                                               --------    --------   --------    --------
Net income                                     $  4,011    $  3,336   $  6,768    $  5,449
                                               ========    ========   ========    ========

Basic earnings per share (note 3)              $   0.75    $   0.61   $   1.27    $   1.00
                                               ========    ========   ========    ========

Weighted average number of shares                 5,349       5,476      5,348       5,476
outstanding (in thousands)
                                               ========    ========   ========    ========
Diluted earnings per share (note 3)            $   0.74    $   0.61   $   1.26    $   0.99
                                               ========    ========   ========    ========

Diluted weighted average number of shares         5,413       5,481      5,379       5,477
outstanding (in thousands)
                                               ========    ========   ========    ========




DESWELL  INDUSTRIES,  INC.

CONSOLIDATED  BALANCE  SHEET
(U.S. DOLLARS IN THOUSANDS)
                                                         September 30, March 31,
                                                                 2000      2000
                                                                 ----      ----
ASSETS                                                       (Unaudited)

Current assets :
        Cash and cash equivalents                              $23,498   $27,156
        Restricted cash                                          2,058     2,129
        Marketable securities                                     --       1,308
        Accounts receivable, net                                19,557    10,607
        Inventories                                             12,059    10,932
        Prepaid expenses and other current assets                2,259     2,295
        Income taxes receivable                                    164       164
                                                               -------   -------
              Total current assets                              59,595    54,591
Property, plant and equipment - net                             18,839    16,701
Goodwill                                                           530       549
                                                               -------   -------
                    Total assets                               $78,964   $71,841
                                                               =======   =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
        Accounts payable                                       $ 7,555   $ 5,401
        Customer deposits and accrued expenses                   4,377     4,362
        Income taxes payable                                       320       101
                                                               -------   -------
            Total current liabilities                           12,252     9,864
                                                               -------   -------
Deferred income tax                                                 15        15
                                                               -------   -------
Minority interests                                               9,749     8,931
                                                               -------   -------


Shareholders' equity
        Common stock
        -- authorized 20,000,000 shares; issued
           and outstanding 5,357,931 shares at
           September 30, 2000 and 5,347,931 shares
           at March 31, 2000                                        54        53
        Additional paid-in capital                              24,227    24,100
        Retained earnings                                       32,667    28,878
                                                               -------   -------
             Total shareholders' equity                         56,948    53,031
                                                               -------   -------
                  Total liabilities and shareholders' equity   $78,964   $71,841
                                                               =======   =======





CONSOLIDATED  STATEMENT  OF  CASH  FLOWS  (UNAUDITED)
( U.S. DOLLARS IN THOUSANDS )
                                                               Six months ended
                                                                 September 30,
                                                               -------------------
                                                                 2000        1999
                                                                 ----        ----
Cash flows from operating activities :
        Net income                                             $  6,768    $  5,449
        Adjustments to reconcile net income to net cash
           provided by operating activities :
           Depreciation and amortization                          2,534       2,297
           Loss on disposal of property, plant and equipment
                                                                     15           3
           Minority interests                                       830         237
           Changes in current assets and liabilities :
              Accounts receivable
                                                                 (8,964)     (3,522)
              Marketable securities                               1,306         134
              Inventories                                        (1,141)     (1,404)
              Prepaid expenses and other current asse                33       1,712
              Income taxes receivable                              --           180
              Accounts payable                                    2,161       1,121
              Customer deposits and accrued expenses                 21          21
              Income taxes payable                                  219          62
                                                               --------    --------
        Net cash provided by operating activities                 3,782       6,290
                                                               --------    --------

Cash flows from investing activities
        Purchase of property, plant and equipment                (4,690)     (3,427)
        Acquisition, excluding cash acquired                       --           (32)
        Increase in long term investment                           --          (499)
        Purchase of property, plant and equipment                    68          42
                                                               --------    --------
           Net cash used in investing activities                 (4,622)     (3,916)
                                                               --------    --------

Cash flows from financing activities
        Common stock repurchased & cancelled                       --        (1,256)
        Common Stock issued                                         159        --
        Exchange difference on translation                          (35)       --
        Dividends paid                                           (2,942)     (3,012)
                                                               --------    --------
           Net cash used in financing activities                 (2,818)     (4,268)
                                                               --------    --------

Net decrease in cash and cash equivalents
                                                                 (3,658)     (1,894)
Cash and cash equivalents, at beginning of period                27,156      27,556
                                                               --------    --------
Cash and cash equivalents, at end of period                      23,498      25,662
                                                               ========    ========


Supplementary disclosures of cashflow information :
        Cash paid during the period for :
           Interest                                                   5        --
           Income taxes                                             244         116
                                                               ========    ========

Acquisition of subsidiary, excluding cash acquired:
           Goodwill                                                --           224
           Minority Interests                                      --
                                                                               (192)
                                                               --------    --------
        Cash paid, net of cash acquired                            --            32
                                                               ========    ========


DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


1.         MANAGEMENT'S STATEMENT
           ----------------------

           In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the "Company") at September 30, 2000 and March 31, 2000, the results of operations for the quarters and six months ended September 30, 2000 and September 30, 1999, and the cash flows for the six months ended September 30, 2000 and September 30, 1999. The notes to the Consolidated Financial Statements, which are contained in the Form 20-F Annual Report filed on July 6, 2000 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.         INVENTORIES
           -----------

                                                    September 30, March 31,
                                                       2000         2000
                                                      -------     -------
           Inventories by major categories :
                     Raw materials                    $ 6,684     $ 6,924
                     Work in progress                   2,539       1,553
                     Finished goods                     2,836       2,466
                                                      -------     -------
                                                      $12,059     $10,932
                                                      =======     =======

3.         EARNINGS PER SHARE
           ------------------

           The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 "Earnings Per Share".

           The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

           The net income for the quarters and six months ended September 30, 2000 and 1999 were both from the Company's continuing operations.




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                                       6

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


           RESULTS OF OPERATIONS
           ---------------------

           GENERAL
           -------

           The Company's revenues are derived from the manufacture and sale of
           (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong.


           QUARTER ENDED SEPTEMBER 30, 2000 COMPARED TO QUARTER ENDED SEPTEMBER 30, 1999
           --------------------------------------------------------------------

           The Company's net sales for the quarter ended September 30, 2000 were $24,809,000, an increase of $8,699,000 or 54.0% as compared to corresponding period in 1999. The significant increase in sales was mainly related to the increase in sales of injection-molded plastic products and electronics and metallic products of $3,530,000 and $5,169,000, respectively. This represented increases of 33.1% and 95.0% respectively, as compared with the net sales in the corresponding period in the prior year.

           The increases in net sales in both operations were attributed to the substantial increase in orders from its existing strong customer base together with the new orders from new customers.

           The gross profit for the quarter ended September 30, 2000 was $9,155,000, representing a gross profit margin of 36.9%. This compares with the overall gross profit and gross profit margin of $6,727,000 or 41.8% for the quarter ended September 30, 1999. The decrease in the overall gross profit margin of 4.9% was mainly attributed to the combined effect of the increase in resin costs and electronic component costs in the plastic and electronic division respectively.

           Selling, general and administrative expenses for the quarter ended September 30, 2000 were $4,084,000, amounting to 16.5% of total net sales, as compared to $3,277,000 or 20.3% of total net sales for the quarter ended September 30, 1999.

           As a result of the increase in net sales, operating income was $5,071,000 for the quarter ended September 30, 2000, an increase of $1,621,000 or 47.0% as compared with the corresponding quarter in the prior year.

           Minority interests represent the 49% minority interest in both the electronics and metallic subsidiaries. The increase in minority interests to $741,000 for the quarter ended September 30, 2000 from $252,000 for the quarter ended September 30, 1999 reflects the increased profits generated by the electronic and metallic business.

           As a result of the above factors, net income was $4,011,000 for the quarter ended September 30, 2000, an increase of $675,000 or 20.2%, as compared to the quarter ended September 30, 1999 and net income as a percentage of net sales decreased to 16.2% from 20.7%.



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


DESWELL INDUSTRIES,  INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


SIX MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO SIX MONTHS
ENDED SEPTEMBER 30, 1999
----------------------------------------------------------

The Company's net sales for the six months ended September 30, 2000 were $42,595,000, an increase of $14,404,000 or 51.1% as compared to corresponding period in 1999. The significant increase in sales was mainly related to the increase in sales of injection-molded plastic products and electronics and metallic products of $6,370,000 and $8,034,000, respectively. This represented increases of 34.6% and 81.9% respectively, as compared with the net sales in the corresponding period in the prior year.

The increases in net sales in both operations were attributed to the substantial increase in orders from its existing strong customer base together with the new orders from new customers.

The gross profit for the six months ended September 30, 2000 was $15,410,000, representing a gross profit margin of 36.2%. This compares with the overall gross profit and gross profit margin of $11,319,000 or 40.2% for the six months ended September 30, 1999. The decrease in the overall gross profit margin of 4.0% was mainly attributed to the combined effect of the increase in resin costs and electronic component costs in the plastic and electronic division respectively.

Selling, general and administrative expenses for the six months ended September 30, 2000 were $7,519,000, amounting to 17.7% of total net sales, as compared to $5,944,000 or 21.1% of total net sales for the six months ended September 30, 1999.

As a result of the increase in net sales, operating income was $7,891,000 for the six months ended September 30, 3000, an increase of $2,516,000 or 46.8% as compared with the corresponding period in the prior year.

Minority interests represent the 49% minority interest in both the electronics and metallic subsidiaries. The increase in minority interests to $829,000 for the six months ended September 30, 2000 from $212,000 for the six months ended September 30, 1999 reflects the increased profits generated by the electronic and metallic business.

As a result of the above factors, net income was $6,768,000 for the six months ended September 30, 2000, an increase of $1,319,000 or 24.2%, as compared to the six months ended September 30, 1999 and net income as a percentage of net sales decreased to 15.9% from 19.3%.



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



DESWELL INDUSTRIES,  INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



           LIQUIDITY AND CAPITAL RESOURCES
           -------------------------------

           Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion, although capital expenditure has been partly financed by long-term debt, including capital leases.

           As of September 30, 2000, the Company had a working capital surplus of $47,343,000. This compares with a working capital surplus of $44,727,000 at March 31, 2000. The increase in working capital was mainly attributed to the substantial increase in net sales netting off a dividend distribution of $2,942,000 and the capital investment of $4,690,000 during the six months ended September 30, 2000.

           The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings which are used to finance accounts receivable and are generally paid from cash generated from operations. The Company has no outstanding short-term borrowings and no long-term debt as of September 30, 2000.

           As of September 30, 2000, the Company had in place general banking facilities with two financial institutions aggregating approximately $15,698,000. Such facilities, which are subject to annual review, include overdrafts, letters of credit, import facilities, trust receipt financing, inward bills financing as well as fixed loans. As of September 30, 2000, the Company had ( i ) unused credit facilities of $15,698,000 ( ii ) cash and cash equivalents of $23,498,000 and ( iii ) restricted cash of $2,058,000. The restricted cash of $1,962,000 and leasehold land and buildings of $1,392,000 have been pledged as collateral for those credit facilities. The Company also had $96,000 pledged as deposit for customs duty in Dongguan, China.

           The Company expects that working capital requirements and capital additions will continue to be funded through a combination of internally generated funds and existing facilities.



                                     - end -



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